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                                                                  Exhibit (a)(4)


                                 [CLARUS LOGO]

April 9, 2001


Dear Employee Option Holder:

     Clarus recognizes that, as a result of today's difficult market conditions, many of the stock options that have been granted to you under the Amended and Restated Stock Incentive Plan of Clarus Corporation (the "Incentive Plan"), the Stock Incentive Plan of Software Architects International, Limited (the "SAI Plan") or the SQL 1992 Stock Option Plan (the "SQL Plan" and, together with the Incentive Plan and the SAI Plan, the "Plans"), may not currently be providing the performance incentives that were intended. We have considered a number of ways to provide you with the benefit of options that over time may have a greater potential to increase in value.

     As a result, I am happy to announce that Clarus is offering you the opportunity to tender for exchange your currently outstanding options (vested and unvested) under the Plans granted on or after November 1, 1999 (the "Offer"). You may tender all or any portion of these options to Clarus in exchange for new options as long as any partial tender includes at least 200 shares of common stock and is made only in increments of 100 shares of common stock. In addition, if you tender any option grants for exchange, you must also tender for exchange all option grants that you received during the six months immediately prior to the date we accept tendered options for exchange which have an exercise price which is lower than the exercise price of any other options being tendered. Of course, you have the right to choose not to tender any of your options.

     In addition, in order to give our employees the most flexibility, we will be providing you with another opportunity to tender options beginning on or around July 8. The terms and conditions of the exchange will generally be the same as the terms and conditions of this offer. If you chose to tender options in this offer, you will not be able to also tender options in July. Therefore, you must decide whether to participate in this opportunity to tender options or wait until July to tender options. Of course, you may choose not to tender options either now or in July.

     The number of shares of Clarus' common stock that will be subject to the new options will be equal to the number of shares currently subject to the options that you tender and we accept for exchange, as adjusted for any stock splits, stock dividends and similar events. We will grant the new options on the first business day which is at least six months and one day following the date we accept and cancel the tendered options. We expect to grant the new options to you on or about November 9, 2001. Similarly, for options tendered in July, new options are expected to be granted on or about January 10, 2002. Unfortunately, we are not able to simply reprice your current options, offer an immediate grant date, or carry forward current market prices to the grant date because doing so would mandate additional and unfavorable compensation expenses under our accounting and financial reporting requirements.

     Please note that this Offer is only to current employees of Clarus and its subsidiaries and you must continue to be an employee of Clarus or one of our subsidiaries from the date you tender your options for exchange through the date the new options are scheduled to be granted in order to receive new options. If you do not remain an employee of Clarus or any of our subsidiaries for any reason during such period, you will not receive any new options or any other consideration for the options tendered by you and cancelled.

     The terms and conditions of new options will be substantially the same as the terms and conditions of your current options, except as specified in the Offer, and will include the following terms:

     . the per share exercise price of any new options granted to you will equal the fair market value of Clarus' common stock on the date we grant the new options, as determined by the last reported sale price of our common stock on the Nasdaq National Market on the date we grant the new options; and

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     .    regardless of whether and to what extent the options that you tender for exchange have vested, any new options granted to you will vest in thirty-six equal monthly installments over the next three years.

     There is no way to predict what the price of our common stock will be during the next six months or thereafter. It is possible that the market price of our common stock on the date of grant of any new options issued to you will be higher than the current exercise price of your options. It is also possible that you will no longer be employed with Clarus or any of our subsidiaries at the anticipated time of such new option grant. For these reasons, you should make a decision to tender only after careful, considered thought.

     The board of directors makes no recommendation as to whether you should tender or refrain from tendering your options in the Offer. You must make your own decision whether to tender your options

     This offer is being made under the terms and subject to the conditions of an offer to exchange and a related letter of transmittal which are enclosed with this letter. You should carefully read the entire Offer to Exchange and Letter of Transmittal before you decide whether to tender all or any portion of your options. A tender of options involves risks which are discussed in the Offer to Exchange.

     To tender options, you will be required to properly complete and return to us the Letter of Transmittal and any other documents specified in that letter by the expiration date of the Company's Offer. You must deliver a properly executed paper copy or facsimile copy of the documents. E-mail delivery will not be accepted.

     If you have any questions about the offer, please contact Pam Ellis, at telephone: (770) 291-5394, facsimile: (770) 291-4775 or e-mail:
ellisp@claruscorp.com. We thank you for your continued efforts on behalf of Clarus Corporation.

                              Sincerely,

                                     /s/ Stephen P. Jeffery
                              -----------------------------------
                                     Stephen P. Jeffery
                                     Chief Executive Officer

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